CHASE ISSUANCE TRUST

Class A(2006-5)

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2006-5)

Principal Amount:	$750,000,000

Interest Rate:	One Month LIBOR plus 0.02% p.a.

Expected Issuance Date:	October 2, 2006

First Interest Payment Date:	November 15, 2006

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	September 15, 2011

Legal Maturity Date:	November 15, 2013

Price to Public:	$750,000,000 (or 100.0000%)

Underwriting Discount:	$1,687,500 (or 0.2250%)

Proceeds to the Issuing Entity:	$748,312,500 (or 99.7750%)

Selling Concessions:	0.1350%

Reallowance:	0.0675%

Weighted Average Life:	4.953 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Anticipated Ratings: (Moody’s/Standard & Poor’s/Fitch)	Aaa/AAA/AAA

Lead Underwriter:	J.P. Morgan Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 834-4154 (call collect) or emailing Lizmary Rodriguez at lizmary.rodriguez@jpmorgan.com.